Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON AUDIT OF CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Consolidated Financial Results of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter and nine months ended December 31, 2024 (the “Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the results of the subsidiaries as given in the Annexure to this report;

(ii)	is presented in accordance with the requirements of the Listing Regulations; and

(iii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and nine months ended December 31, 2024.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results for the quarter and nine months ended December 31, 2024 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Statement

The Statement, which includes the Consolidated Financial Results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements for the three months and nine months ended December 31, 2024. This responsibility includes the preparation and presentation of the Statement that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Statement by the Directors of the Parent, as aforesaid.

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for audit of the Consolidated Financial Results for the quarter and nine months ended December 31, 2024

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results for the quarter and nine months ended December 31, 2024, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations to the extent applicable.

•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Statement of which we are the independent auditors.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance of the Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)
Vikas Bagaria
Partner
Place: Bengaluru	(Membership No. 060408)
Date: January 16, 2025	UDIN: 25060408BMOCIC6405

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (liquidated effective November 14, 2024)
9.	Infosys Chile SpA
10.	Infosys Arabia Limited (under liquidation)
11.	Infosys Consulting Ltda.
12.	Infosys Luxembourg S.a.r.l
13.	Infosys Americas Inc. (liquidated effective July 14, 2023)
14.	Infosys Public Services, Inc. USA
15.	Infosys BPM Limited
16.	Infosys (Czech Republic) Limited s.r.o.
17.	Infosys Poland Sp z.o.o
18.	Infosys McCamish Systems LLC
19.	Portland Group Pty Ltd
20.	Infosys BPO Americas LLC.
21.	Infosys Consulting Holding AG
22.	Infosys Management Consulting Pty Limited
23.	Infosys Consulting AG
24.	Infosys Consulting GmbH
25.	Infosys Consulting S.R.L (Romania) (Renamed as Infosys Romania SRL)
26.	Infosys Consulting SAS
27.	Infy Consulting Company Ltd.
28.	Infy Consulting B.V.
29.	Infosys Consulting S.R.L (Argentina)
30.	Infosys Consulting (Belgium) NV
31.	Panaya Inc.
32.	Infosys Financial Services GmbH
33.	Panaya Ltd.
34.	Brilliant Basics Holdings Limited (under liquidation)
35.	Brilliant Basics Limited (under liquidation)
36.	Infosys Singapore Pte. Ltd.
37.	Infosys Middle East FZ LLC
38.	Fluido Oy
39.	Fluido Sweden AB
40.	Fluido Norway A/S
41.	Fluido Denmark A/S
42.	Fluido Slovakia s.r.o
43.	Infosys Compaz Pte. Ltd.
44.	Infosys South Africa (Pty) Ltd
45.	WongDoody, Inc, merged into Infosys Nova Holdings LLC with effect from January 01, 2025
46.	HIPUS Co., Ltd.
47.	Stater N.V.
48.	Stater Nederland B.V.
49.	Stater XXL B.V.
50.	HypoCasso B.V.
51.	Stater Participations B.V. (wholly owned subsidiary of Stater N.V. merged with Stater N.V. with effect from November 24, 2023)
52.	Stater Belgium N.V./S.A. (formerly a wholly owned subsidiary of Stater Participations B.V., became the wholly owned subsidiary of Stater N.V. with effect from November 24, 2023)
53.	Outbox systems Inc. dba Simplus (US), merged into Infosys Nova Holdings LLC with effect from January 01, 2025
54.	Simplus ANZ Pty Ltd.
55.	Simplus Australia Pty Ltd
56.	Simplus Philippines, Inc.
57.	Infosys Fluido UK, Ltd.
58.	Infosys Fluido Ireland, Ltd.
59.	Infosys Limited Bulgaria EOOD
60.	Infosys BPM UK Limited
61.	Blue Acorn iCi Inc., merged into Infosys Nova Holdings LLC with effect from January 01, 2025
62.	Kaleidoscope Animations, Inc., merged into Infosys Nova Holdings LLC with effect from January 01, 2025
63.	Kaleidoscope Prototyping LLC (liquidated effective November 1, 2023)
64.	GuideVision s.r.o
65.	GuideVision Deutschland GmbH
66.	GuideVision Suomi Oy
67.	GuideVision Magyarorszag Kft
68.	GuideVision Polska Sp. z.o.o
69.	Infosys Business Solutions LLC
70.	Infosys Germany GmbH
71.	GuideVision UK Ltd (under liquidation)
72.	Infosys Turkey Bilgi Teknolojileri Limited Sirketi
73.	Infosys Germany Holding Gmbh
74.	Infosys Automotive and Mobility GmbH & Co. KG
75.	Stater GmbH
76.	Infosys Green Forum
77.	Infosys (Malaysia) SDN. BHD.
78.	oddity space GmbH, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
79.	oddity jungle GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
80.	oddity waves GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
81.	oddity group Services GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
82.	oddity code GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
83.	WongDoody d.o.o. (formerly known as oddity code d.o.o) which was formerly a subsidiary of oddity Code GmbH has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH) with effect from September 29, 2023
84.	WongDoody GmbH (formerly known as Oddity GmbH)
85.	WongDoody (Shanghai) Co. Limited (formerly known as oddity (Shanghai) Co. Ltd.)
86.	WongDoody Limited (Taipei) (formerly known as oddity Limited (Taipei)
87.	Infosys Public Services Canada Inc.
88.	BASE life science A/S
89.	BASE life science AG
90.	BASE life science GmbH
91.	BASE life science Ltd.
92.	BASE life science S.A.S
93.	BASE life science S.r.l.
94.	Innovisor Inc.
95.	BASE life science Inc.
96.	BASE life science S.L.
97.	Panaya Germany GmbH
98.	Infosys Norway
99.	Infosys BPM Canada Inc. (Wholly-owned subsidiary of Infosys BPM Limited) which was incorporated on August 11, 2023 has been dissolved on March 15, 2024
100.	Danske IT and Support Services India Private Limited acquired by Infosys Limited on September 1, 2023 (Renamed as Idunn Information Technology Private Limited with effect from April 1, 2024)
101.	InSemi Technology Services Pvt. Ltd. acquired by Infosys limited on May 10, 2024
102.	Elbrus Labs Private Limited (a wholly owned subsidiary of InSemi Technology Services Pvt. Ltd.) acquired by Infosys limited on May 10, 2024
103.	Infosys Services (Thailand) Limited, a Wholly-owned subsidiary of Infosys Limited was incorporated on July 26, 2024.
104.	Infy tech SAS, a Wholly-owned subsidiary of Infosys Singapore Pte Limited was incorporated on July 03, 2024.
105.	in-tech Holding GmbH (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limtied) on July 17, 2024
106.	in-tech GmbH (Subsidiary of in-tech Holding GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
107.	in-tech Automotive Engineering SL (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
108.	ProIT (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
109.	in-tech Automotive Engineering de R.L. de C.V (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (under liquidation)
110.	drivetech Fahrversuch GmbH (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
111.	Friedrich Wagner Holding Inc (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (under liquidation)
112.	in-tech Automotive Engineering LLC (Subsidiary of Friedrich Wagner Holding Inc) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (liquidated effective November 30, 2024)
113.	in-tech Services LLC (Subsidiary of Friedrich Wagner Holding Inc) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (liquidated effective November 30, 2024)
114.	Friedrich & Wagner Asia Pacific GmbH (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
115.	in-tech engineering s.r.o (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
116.	in-tech engineering GmbH (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
117.	in-tech engineering services S.R.L (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
118.	in-tech Group Ltd (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
119.	in-tech Group India Private Limited (Subsidiary of in-tech Group Ltd) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
120.	In-tech Automotive Engineering Shenyang Co. (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
121.	In-tech Automotive Engineering Bejing Co., Ltd (Subsidiary of In-tech Automotive Engineering Shenyang Co.) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
122.	Infosys Employees Welfare Trust
123.	Infosys Employee Benefits Trust
124.	Infosys Science Foundation
125.	Infosys Expanded Stock Ownership Trust
126.	Blitz 24-893 SE, Germany acquired by Infosys Singapore Pte Ltd on October 17, 2024

INDEPENDENT Auditor’s Report ON AUDIT OF STANDALONE FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”) for the quarter and nine months ended December 31, 2024 (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the statement:

(i)	is presented in accordance with the requirements of the Listing Regulations; and

(ii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income and other financial information of the Company for the quarter and nine months ended December 31, 2024.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter and nine months ended December 31, 2024 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Statement

The Statement, which includes the Standalone Financial Results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed standalone financial statements for the three months and nine months ended December 31, 2024. This responsibility includes the preparation and presentation of the Standalone Financial Results for the quarter and nine months ended December 31, 2024 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statements that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for audit of the Standalone Financial Results for the quarter and nine months ended December 31, 2024

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Statement to express an opinion on the Statement.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)
Vikas Bagaria
Partner
Place: Bengaluru	(Membership No. 060408)
Date: January 16, 2025	UDIN: 25060408BMOCIE3647

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com Telephone: 91 80 2852 0261, Fax: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	41,764	40,986	38,821	122,064	115,748	153,670
Other income, net	859	712	789	2,410	1,982	4,711
Total Income	42,623	41,698	39,610	124,474	117,730	158,381
Expenses
Employee benefit expenses	21,436	21,564	20,651	63,934	62,228	82,620
Cost of technical sub-contractors	3,302	3,190	3,066	9,661	9,264	12,232
Travel expenses	439	458	387	1,375	1,288	1,759
Cost of software packages and others	4,607	3,949	3,722	12,012	9,828	13,515
Communication expenses	157	169	169	473	531	677
Consultancy and professional charges	459	451	504	1,354	1,237	1,726
Depreciation and amortization expenses	1,203	1,160	1,176	3,512	3,515	4,678
Finance cost	101	108	131	314	360	470
Other expenses	1,249	1,396	1,185	3,894	3,731	4,716
Total expenses	32,953	32,445	30,991	96,529	91,982	122,393
Profit before tax	9,670	9,253	8,619	27,945	25,748	35,988
Tax expense:
Current tax	3,202	3,146	2,419	9,346	7,216	8,390
Deferred tax	(354)	(409)	87	(1,113)	258	1,350
Profit for the period	6,822	6,516	6,113	19,712	18,274	26,248

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(45)	78	71	53	94	120
Equity instruments through other comprehensive income, net	(15)	(9)	(9)	(10)	31	19

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	56	(21)	(46)	32	(17)	11
Exchange differences on translation of foreign operations	(483)	560	436	(27)	457	226
Fair value changes on investments, net	10	86	52	136	107	144
Total other comprehensive income/(loss), net of tax	(477)	694	504	184	672	520

Total comprehensive income for the period	6,345	7,210	6,617	19,896	18,946	26,768

Profit attributable to:
Owners of the company	6,806	6,506	6,106	19,680	18,264	26,233
Non-controlling interests	16	10	7	32	10	15
	6,822	6,516	6,113	19,712	18,274	26,248

Total comprehensive income attributable to:
Owners of the company	6,336	7,190	6,605	19,863	18,934	26,754
Non-controlling interests	9	20	12	33	12	14
	6,345	7,210	6,617	19,896	18,946	26,768

Paid up share capital (par value 5/- each, fully paid)	2,072	2,072	2,070	2,072	2,070	2,071
Other equity *#	86,045	86,045	73,338	86,045	73,338	86,045

Earnings per equity share (par value 5/- each)**
Basic (in per share)	16.43	15.71	14.76	47.52	44.13	63.39
Diluted (in per share)	16.39	15.68	14.74	47.40	44.08	63.29

*	Balances for the quarter and nine months ended December 31, 2024 and quarter ended September 30, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 and balances for the quarter and nine months ended December 31, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and nine months ended December 31, 2024, quarter ended September 30, 2024 and quarter and nine months ended December 31, 2023

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2024 have been taken on record by the Board of Directors at its meeting held on January 16, 2025. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on stock grants

The Board, on January 16, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2025 and the number of RSUs will be calculated based on the market price at the close of trading on a date immediately preceding the grant date. The exercise price of RSUs will be equal to the par value of the share.

2. Information on dividends for the quarter and nine months ended December 31, 2024

The Board of Directors (in the meeting held on October 17, 2024) declared an interim dividend of 21/- per equity share. The record date for the payment was October 29, 2024 and the same was paid on November 8, 2024. The interim dividend declared in the previous year was 18/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
Dividend per share (par value 5/- each)
Interim dividend	–	21.00	–	21.00	18.00	18.00
Final dividend	–	–	–	–	–	20.00
Special dividend	–	–	–	–	–	8.00

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
Revenue by business segment
Financial Services (1)	11,589	11,156	10,783	33,561	32,149	42,158
Retail (2)	5,746	5,446	5,649	16,619	17,075	22,504
Communication (3)	4,688	4,879	4,421	14,311	13,325	17,991
Energy, Utilities, Resources and Services	5,635	5,546	5,121	16,402	14,966	20,035
Manufacturing	6,479	6,424	5,786	18,680	16,710	22,298
Hi-Tech	3,279	3,266	2,985	9,692	9,095	12,411
Life Sciences (4)	3,195	3,004	2,954	9,065	8,753	11,515
All other segments (5)	1,153	1,265	1,122	3,734	3,675	4,758
Total	41,764	40,986	38,821	122,064	115,748	153,670
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	41,764	40,986	38,821	122,064	115,748	153,670
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,679	2,860	2,260	8,150	7,384	9,324
Retail (2)	1,975	1,768	1,715	5,493	5,018	6,882
Communication (3)	818	892	860	2,506	2,879	3,688
Energy, Utilities, Resources and Services	1,528	1,435	1,450	4,520	4,091	5,523
Manufacturing	1,357	1,297	1,110	3,661	3,116	4,197
Hi-Tech	816	794	758	2,424	2,349	3,153
Life Sciences (4)	819	614	766	2,045	2,266	2,898
All other segments (5)	123	149	218	562	538	760
Total	10,115	9,809	9,137	29,361	27,641	36,425
Less: Other Unallocable expenditure	1,203	1,160	1,176	3,512	3,515	4,678
Add: Unallocable other income	859	712	789	2,410	1,982	4,711
Less: Finance cost	101	108	131	314	360	470
Profit before tax and non-controlling interests	9,670	9,253	8,619	27,945	25,748	35,988

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
Revenue from operations	34,915	34,257	32,491	102,455	96,932	128,933
Profit before tax	8,844	9,407	8,876	26,379	25,539	35,953
Profit for the period	6,358	6,813	6,552	18,939	18,754	27,234

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
January 16, 2025	Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2024, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	4,939	4,894	4,663	14,547	13,997	18,562
Cost of sales	3,444	3,400	3,274	10,103	9,755	12,975
Gross profit	1,495	1,494	1,389	4,444	4,242	5,587
Operating expenses	442	461	433	1,364	1,325	1,753
Operating profit	1,053	1,033	956	3,080	2,917	3,834
Other income, net	102	85	95	287	239	568
Finance cost	12	13	16	38	43	56
Profit before income taxes	1,143	1,105	1,035	3,329	3,113	4,346
Income tax expense	337	327	301	981	904	1,177
Net profit	806	778	734	2,348	2,209	3,169
Earnings per equity share *
Basic (in $ per share)	0.19	0.19	0.18	0.57	0.53	0.77
Diluted (in $ per share)	0.19	0.19	0.18	0.56	0.53	0.76
Total assets	16,291	16,928	15,606	16,291	15,606	16,523
Cash and cash equivalents and current investments	3,596	3,488	2,598	3,596	2,598	3,321

*	EPS is not annualized for the quarter and nine months ended December 31, 2024, quarter ended September 30, 2024 and quarter and nine months ended December 31, 2023.

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident and the related review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the McCamish cybersecurity incident and the outcome and effect of pending litigation. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com Telephone: 91 80 2852 0261, Fax: 91 80 2852 0362

Statement of Audited Results of Infosys Limited for the quarter and nine months ended December 31, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	34,915	34,257	32,491	102,455	96,932	128,933
Other income, net	1,001	1,737	1,582	3,459	3,934	7,417
Total income	35,916	35,994	34,073	105,914	100,866	136,350
Expenses
Employee benefit expenses	16,849	16,864	16,304	50,208	49,092	65,139
Cost of technical sub-contractors	4,829	4,751	4,670	14,412	13,991	18,638
Travel expenses	329	354	296	1,054	1,001	1,372
Cost of software packages and others	2,977	2,380	1,811	7,474	4,793	6,891
Communication expenses	115	125	119	344	379	489
Consultancy and professional charges	322	299	282	887	772	1,059
Depreciation and amortization expense	661	670	738	2,029	2,222	2,944
Finance cost	50	61	82	170	215	277
Other expenses	940	1,083	895	2,957	2,862	3,588
Total expenses	27,072	26,587	25,197	79,535	75,327	100,397
Profit before tax	8,844	9,407	8,876	26,379	25,539	35,953
Tax expense:
Current tax	2,785	2,956	2,231	8,428	6,476	7,306
Deferred tax	(299)	(362)	93	(988)	309	1,413
Profit for the period	6,358	6,813	6,552	18,939	18,754	27,234
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	(37)	81	73	63	92	128
Equity instruments through other comprehensive income, net	(16)	(9)	(9)	(11)	31	19

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	57	(21)	(46)	33	(17)	11
Fair value changes on investments, net	9	83	49	128	95	129

Total other comprehensive income/ (loss), net of tax	13	134	67	213	201	287

Total comprehensive income for the period	6,371	6,947	6,619	19,152	18,955	27,521

Paid-up share capital (par value 5/- each fully paid)	2,076	2,076	2,075	2,076	2,075	2,075
Other Equity*	79,101	79,101	65,671	79,101	65,671	79,101
Earnings per equity share (par value 5 /- each)**
Basic (in per share)	15.31	16.41	15.79	45.62	45.19	65.62
Diluted (in per share)	15.29	16.38	15.78	45.53	45.15	65.56

*	Balances for the quarter and nine months ended December 31, 2024 and quarter ended September 30, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 and balances for the quarter and nine months ended December 31, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.
**	EPS is not annualized for the quarter and nine months ended December 31, 2024, quarter ended September 30, 2024 and quarter and nine months ended December 31, 2023.

1. Notes pertaining to the current quarter

a) The audited interim condensed standalone financial statements for the quarter and nine months ended December 31, 2024 have been taken on record by the Board of Directors at its meeting held on January 16, 2025. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. Those interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on stock grants

The Board, on January 16, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2025 and the number of RSUs will be calculated based on the market price at the close of trading on a date immediately preceding the grant date. The exercise price of RSUs will be equal to the par value of the share.

2. Information on dividends for the quarter and nine months ended December 31, 2024

The Board of Directors (in the meeting held on October 17, 2024) declared an interim dividend of 21/- per equity share. The record date for the payment was October 29, 2024 and the same was paid on November 8, 2024. The interim dividend declared in the previous year was 18/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
Dividend per share (par value 5/- each)
Interim dividend	–	21.00	–	21.00	18.00	18.00
Final dividend	–	–	–	–	–	20.00
Special dividend	–	–	–	–	–	8.00

3. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2024.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
January 16, 2025	Chief Executive Officer and Managing Director

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com Telephone: 91 80 2852 0261, Fax: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2024	2024	2023
Revenue from operations	41,764	122,064	38,821
Profit before tax	9,670	27,945	8,619
Profit for the period	6,822	19,712	6,113
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	6,345	19,896	6,617

Profit attributable to:
Owners of the company	6,806	19,680	6,106
Non-controlling interests	16	32	7
	6,822	19,712	6,113

Total comprehensive income attributable to:
Owners of the company	6,336	19,863	6,605
Non-controlling interest	9	33	12
	6,345	19,896	6,617

Paid-up share capital (par value 5/- each fully paid)	2,072	2,072	2,070
Other equity *#	86,045	86,045	73,338
Earnings per share (par value 5/- each)**
Basic (in per share)	16.43	47.52	14.76
Diluted (in per share)	16.39	47.40	14.74

*	Balances for the quarter and nine months ended December 31, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 and balances for the quarter ended December 31, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.

**	EPS is not annualized for the quarter and nine months ended December 31, 2024 and quarter ended December 31, 2023

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2024 have been taken on record by the Board of Directors at its meeting held on January 16, 2025. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on stock grants

The Board, on January 16, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2025 and the number of RSUs will be calculated based on the market price at the close of trading on a date immediately preceding the grant date. The exercise price of RSUs will be equal to the par value of the share.

2. Information on dividends for the quarter and nine months ended December 31, 2024

The Board of Directors (in the meeting held on October 17, 2024) declared an interim dividend of 21/- per equity share. The record date for the payment was October 29, 2024 and the same was paid on November 8, 2024. The interim dividend declared in the previous year was 18/- per equity share.

(in )

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2024	2024	2023
Dividend per share (par value 5/- each)
Interim dividend	–	21.00	–

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2024	2024	2023
Revenue from operations	34,915	102,455	32,491
Profit before tax	8,844	26,379	8,876
Profit for the period	6,358	18,939	6,552

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website (URL:www.infosys.com/investors). The same can be accessed by scanning the QR code provided below.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
January 16, 2025	Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident and the related review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the McCamish cybersecurity incident and the outcome and effect of pending litigation. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.